c
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MEDTRONIC PLC
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G5960L103
(CUSIP Number of Class of Securities)

Brian Sandstrom, Esq.
Assistant Secretary
c/o Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, Minnesota 55432
+1 (763) 514-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Adam E. Fleisher Kimberly R. Spoerri Synne D. Chapman Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Medtronic plc, an Irish public limited company (“Medtronic”). The Schedule TO relates to the offer by Medtronic to exchange up to an aggregate of 225,361,295 newly issued shares of common stock of MiniMed Group, Inc., a Delaware corporation (“MiniMed”), par value $0.01 per share (“MiniMed Common Stock”), representing approximately 80.1% of the outstanding shares of MiniMed Common Stock as of September 3, 2026, for outstanding ordinary shares of Medtronic, par value $0.0001 per share (“Medtronic Ordinary Shares”), upon the terms and subject to the conditions set forth in the Prospectus, dated as of September 14, 2026 (the “Prospectus”), the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In addition, if the Exchange Offer is oversubscribed, Medtronic may, without extending the Exchange Offer period, exchange up to an additional 27,452,053 shares of MiniMed Common Stock, which amount constitutes all of Medtronic’s remaining interest in MiniMed, for an additional number of Medtronic Ordinary Shares that are validly tendered and not validly withdrawn not to exceed two percent of the total outstanding Medtronic Ordinary Shares (the “De Minimis Increase Amount”), pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) under the Securities Exchange Act of 1934, as amended. If the Exchange Offer is oversubscribed, Medtronic currently intends to accept an additional number of Medtronic Ordinary Shares not to exceed the De Minimis Increase Amount constituting all of Medtronic’s remaining interest in MiniMed.
In connection with the Exchange Offer, MiniMed has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-298914) (the “Registration Statement”) to register newly issued shares of MiniMed Common Stock offered in exchange for Medtronic Ordinary Shares tendered in the Exchange Offer.
As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.
Item 1. Summary Term Sheet.
The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer” and “Summary” is incorporated herein by reference.
Item 2. Subject Company Information.
(a)Name and Address. The name of the issuer is Medtronic plc. The principal executive offices of Medtronic are located at Principal Executive Office Suite, Building 2, Parkmore Business Park West, Galway, Ireland. Medtronic’s telephone number at such office is +353 1 438-1700.
(b)Securities. Medtronic Ordinary Shares, par value $0.0001 per share, are the subject securities in the Exchange Offer. The information relating to Medtronic Ordinary Shares set forth in the section of the Prospectus entitled “Summary—Market Price and Dividend Information” is incorporated herein by reference.
(c)Trading Market and Price. The information relating to Medtronic Ordinary Shares set forth in the section of the Prospectus entitled “Summary—Market Price and Dividend Information” is incorporated herein by reference.
The following table describes the per share range of high and low intraday sales prices, as reported by the New York Stock Exchange, for Medtronic Ordinary Shares for the quarterly periods indicated.

	Market Price for Medtronic Ordinary Shares
	High	Low
Fiscal Year 2024
First Quarter (ended July 28, 2023)	$92.02	$81.02
Second Quarter (ended October 27, 2023)	$88.64	$69.04
Third Quarter (ended January 26, 2024)	$88.73	$68.84
Fourth Quarter (ended April 26, 2024)	$89.18	$78.43
Fiscal Year 2025
First Quarter (ended July 26, 2024)	$86.17	$75.96
Second Quarter (ended October 25, 2024)	$92.68	$78.60
Third Quarter (ended January 24, 2025)	$92.03	$79.29
Fourth Quarter (ended April 25, 2025)	$96.25	$79.55
Fiscal Year 2026
First Quarter (ended July 25, 2025)	$93.10	$79.93
Second Quarter (ended October 24, 2025)	$99.37	$87.50
Third Quarter (ended January 23, 2026)	$106.33	$89.04
Fourth Quarter (ended April 24, 2026)	$105.50	$81.96
Fiscal Year 2027
First Quarter (ended July 31, 2026)	$88.98	$73.31
Second Quarter (through September 11, 2026)	$95.41	$84.95

Item 3. Identity and Background of Filing Person.
(a)Name and Address. The filing person and subject company is Medtronic plc. The information set forth in the sections of the Prospectus entitled “Summary—The Companies” and “Security Ownership of Certain Beneficial Owners and Management of Medtronic and MiniMed” is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a)Material Terms. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Transaction,” “The Exchange Offer,” “Material U.S. Federal Income Tax Consequences,” “Material Irish Tax Consequences” and “Comparison of Shareholder Rights” and the cover page of the Prospectus is incorporated herein by reference.
(b)Purchases. The Exchange Offer is open to all holders of Medtronic Ordinary Shares who tender their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Medtronic who is a holder of Medtronic Ordinary Shares may participate in the Exchange Offer on the same terms and conditions as all other Medtronic shareholders, including directors and officers of MiniMed and its subsidiaries as well as of Medtronic’s subsidiaries, subject to other limited exceptions. The directors of Medtronic plc do not intend to tender their Medtronic Ordinary Shares in the Exchange Offer.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e)Agreements Involving the Subject Company’s Securities. The information set forth in the sections entitled “Director Compensation,” “Delinquent Section 16(a) Reports,” “Compensation Discussion and Analysis” and “Executive Compensation” of Medtronic’s Definitive Proxy Statement filed with the SEC on August 17, 2026 and in the sections of the Prospectus entitled “Agreements Between Medtronic and MiniMed and

Other Related Person Transactions” and “Security Ownership of Certain Beneficial Owners and Management of Medtronic and MiniMed” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)Purposes. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary” and “The Transaction—Reasons for the Exchange Offer” is incorporated herein by reference.
(b)Use of Securities Acquired. Medtronic Ordinary Shares accepted in the Exchange Offer will be redeemed and cancelled.
(c)Plans. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Transaction,” “The Exchange Offer,” “Agreements Between Medtronic and MiniMed and Other Related Person Transactions” and “Comparison of Shareholder Rights” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a)Source of Funds. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Transaction” and “The Exchange Offer” is incorporated herein by reference.
(b)Conditions. Not applicable.
(d)Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)Securities Ownership. The information set forth in the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management of Medtronic and MiniMed” is incorporated herein by reference.
(b)Securities Transactions. Based on the information available to Medtronic as of September 11, 2026, the following table sets forth the transactions in Medtronic Ordinary Shares by directors and executive officers of Medtronic in the past 60 days:

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
Michelle Quinn	July 28, 2026	2,069 Medtronic Ordinary Shares	$86.88	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Michelle Quinn	July 28, 2026	5,611 Medtronic Ordinary Shares	$86.88	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3

Geoffrey Martha	July 31, 2026	15,810 Medtronic Ordinary Shares	$85.39	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Geoffrey Martha	July 31, 2026	36,186 Medtronic Ordinary Shares	$85.39	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Michael Marinaro	July 31, 2026	3,356 Medtronic Ordinary Shares	$85.39	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Michael Marinaro	July 31, 2026	7,222 Medtronic Ordinary Shares	$85.39	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Harry (Skip) Kiil	July 31, 2026	3,074 Medtronic Ordinary Shares	$85.39	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Harry (Skip) Kiil	July 31, 2026	6,041 Medtronic Ordinary Shares	$85.39	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Kweli Thompson	July 31, 2026	1,739 Medtronic Ordinary Shares	$85.39	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Kweli Thompson	July 31, 2026	3,776 Medtronic Ordinary Shares	$85.39	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Denise L. Blomquist	July 31, 2026	212 Medtronic Ordinary Shares	$85.39	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3

Denise L. Blomquist	July 31, 2026	681 Medtronic Ordinary Shares	$85.39	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Matthew R. Walter	July 31, 2026	1,675 Medtronic Ordinary Shares	$85.39	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Matthew R. Walter	July 31, 2026	3,638 Medtronic Ordinary Shares	$85.39	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Michael Marinaro	August 20, 2026	1,084 Medtronic Ordinary Shares	$92.30	Payment of exercise price or tax liability by delivering or withholding securities incident to the receipt, exercise or vesting of a security issued in accordance with Rule 16b-3
Michael Marinaro	August 20, 2026	2,240 Medtronic Ordinary Shares	$92.30	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)Solicitations or Recommendations. The information set forth in the section of the Prospectus entitled “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
(a)Financial Information. The audited financial statements of Medtronic as of April 24, 2026 and April 25, 2025 and for the three fiscal years ended April 24, 2026 are incorporated herein by reference from Medtronic’s Annual Report on Form 10-K for the year ended April 24, 2026, as filed with the SEC on June 18, 2026. The unaudited financial statements of Medtronic as of July 31, 2026 and for the three fiscal months ended July 31, 2026 are incorporated herein by reference to Medtronic’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2026, as filed with the SEC on September 3, 2026.
This document incorporates by reference important business and financial information about Medtronic from documents filed with the SEC that have not been included in this document. This information is available at the SEC’s website at http://www.sec.gov, as well as from other sources (see the section of the Prospectus entitled “Incorporation by Reference”).
(b)Pro Forma Information. Not applicable.
Item 11. Additional Information.
(a)Agreements, Regulatory Requirements and Legal Proceedings.
(1)None.

(2)The information set forth in the sections of the Prospectus entitled “Summary—Regulatory Approval” and “The Transaction—Regulatory Approval” is incorporated herein by reference.
(3)The information set forth in the sections of the Prospectus entitled “Summary—Regulatory Approval” and “The Transaction—Regulatory Approval” is incorporated herein by reference.
(4)Not applicable.
(5)None.
(c)Other Material Information. The information set forth in the Prospectus is incorporated herein by reference.
Item 12. Exhibits.

Exhibit Number	Exhibit Description
(a)(1)(i)	Prospectus, dated as of September 14, 2026 (incorporated by reference to the Registration Statement).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a)(1)(iii)	Instruction booklet to the Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.4 to the Registration Statement).
(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.5 to the Registration Statement).
(a)(1)(vii)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.6 to the Registration Statement).
(a)(1)(viii)	Form of Notice to Participants in the 2024 Medtronic plc Employee Share Purchase Plan (incorporated by reference to Exhibit 99.7 to the Registration Statement).
(a)(4)(i)	Press Release of Medtronic plc, dated as of September 14, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 14, 2026).
(a)(4)(ii)	Prospectus, dated as of September 14, 2026 (incorporated by reference to the Registration Statement).
8.1(h)(i)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).
8.1(h)(ii)	Tax Opinion of A&L Goodbody LLP (incorporated by reference to Exhibit 8.2 to the Registration Statement).
107	Filing Fee Table. *
__________________
*Filed herewith.

Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Medtronic plc

Date: September 14, 2026	By:	/s/ Brian Sandstrom
	Name:	Brian Sandstrom
	Title:	Assistant Secretary & Vice President, Chief Corporate and Securities Counsel